GRANDE CACHE COAL CORPORATION

NEWS RELEASE

GRANDE CACHE COAL CORPORATION FINALIZES COAL TRANSPORTATION AND LOADING AGREEMENTS AND COMMENCES RAIL SHIPMENTS

Calgary, Alberta (GCE-TSX), October 6, 2004 – Grande Cache Coal Corporation ("Grande Cache" or the "Company") is pleased to announce that it has completed agreements for rail transportation and port loading services for coal production from the Grande Cache operation. With the completion of these agreements, the Company has commenced transporting coal via Canadian National Railways ("CN") and Alberta RailNet, Inc. to Westshore Terminals Ltd. ("Westshore") at Roberts Bank, British Columbia.

Highlights of the rail transportation and port loading agreements include:

- CN agreement in effect through March 31, 2007 with competitive yearly contract rates;
- Westshore agreement valid through March 31, 2013, with yearly escalation clauses;
- Other port services, including testing, sampling and analysis have been contracted for multi-year periods.

These multi-year contracts provide Grande Cache with access to the export metallurgical coal markets through long-term service providers in the Canadian transportation industry. "We are focused on meeting the strong demand for our coal products, and securing rail and port loading contracts is a very important step for us." said Robert Stan, Grande Cache's President and Chief Executive Officer. "We were very pleased to see the first train arrive at the site. CN has historically transported coal from this property and Westshore provides access to the largest bulk commodities port on the west coast of the America's, where all of our anticipated customers currently send vessels".

Grande Cache is an Alberta based metallurgical coal mining company whose experienced team of coal professionals is developing a long-term mining operation to produce metallurgical coal for the export market from Grande Cache's coal leases covering over 15,000 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache's common shares are listed on the Toronto Stock Exchange under the trading symbol "GCE".

For further information, please contact either:

Robert H. Stan, President and Chief Executive Officer or
Thomas E. Pierce, Vice President, Finance and Chief Financial Officer

Grande Cache Coal Corporation
Suite 250, 703 - 6th Avenue S.W.
Calgary, Alberta T2P 0T9
Canada

Telephone: (403) 543-7070
Facsimile: (403) 543-7092

This news release contains forward-looking statements. The forward-looking statements a
future performance and undue reliance should not be placed on them. Actual results
result of any number of factors and uncertainties, many of which factors are beyon
forward-looking statements speak only as of the date hereof, and the Company u
these statements to reflect subsequent changes in assumptions, the factors un
experience.

The Toronto Stock Exchange has neither approved n
the information contained herein.

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